40-33

811-21048
Branch 18



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.





06066128

September 19, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Order** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth



SEC MAIL PROCESSING
RECEIVED
SEP 25 2006
WASH. D.C.
210
SECTION

Rec. 1/16/07

S:\srr\Litigation\MDL\Corr\L-091906SEC.doc
091906 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	*	MDL-04-15863
	*	
This document relates to:	*	
	*	
MIRIAM CALDERON	*	
	*	
	*	
v.	*	Civil No. JFM-04-824
	*	
AMVESCAP PLC	*	
	*	
LENORE ZARATE	*	
	*	
v.	*	Civil No. JFM-04-830
	*	
BANK ONE CORPORATION	*	
	*	
JESSICA CORBETT	*	
	*	
v.	*	Civil No. JFM-04-883
	*	
MARSH & MCLENNAN COMPANIES, INC.	*	
	*	

*****

ORDER

For the reasons stated in the informal Opinion and Order entered in *Wangberger v. Janus Capital Group, Inc.*, JFM-05-2711, and in accordance with this court's letter to counsel dated August 15, 2006, it is, this 15th day of September 2006

ORDERED that each of these actions be dismissed.

/s/
J. Frederick Motz
United States District Judge